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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               ________________
                              Amendment No. 1 to
                                SCHEDULE 14D-1

                      TENDER OFFER STATEMENT PURSUANT TO
            SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               ________________
                      BOSTON CELTICS LIMITED PARTNERSHIP
                           (Name of Subject Company)

                          CASTLE CREEK PARTNERS, L.P.
                                   (Bidder)

                           Limited Partnership Units
                        (Title of Class of Securities)

                                   100577105
                     (CUSIP Number of Class of Securities)

                                Paul E. Gaston
                     Chief Executive Officer and President
                        Castle Creek Partners GP, Inc.
                              151 Merrimac Street
                               Boston, MA  02114
                                (617) 523-6050
 (Name, Address and Telephone Number of Person Authorizing to Receive Notices
                    and Communications on Behalf of Bidder)

                                  Copies To:

       Jeffrey L. Holden, Esq.                    John F. Olson, Esq.
    1155 Connecticut Avenue, N.W.             Gibson, Dunn & Crutcher LLP
       Washington, D.C.  20036          1050 Connecticut Ave., N.W., Suite 900
            (202) 429-6585                      Washington, D.C. 20036
                                                      (202) 955-8500

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                                 INTRODUCTION


  This statement amends and supplements the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on January 13, 1999 (the "Schedule 14D-1") relating to the offer by Castle Creek Partners, L.P. ("Castle Creek") to purchase up to 430,000 limited partnership units (the "Units") of Boston Celtics Limited Partnership, a Delaware limited partnership ("BCLP") at a price of $17.00 per Unit, net to the tendering Unitholder in cash, upon the terms set forth in the Offer to Purchase, dated as of January 13, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached to the Tender Offer Statement as Exhibits (a)(1) and (a)(2), respectively. Capitalized terms not defined in this Amendment No. 1 have the meanings given to them in the Offer to Purchase.

  The Schedule 14D-1 is hereby amended by amending the Offer to Purchase to delete in their entirety the first two sentences of the fourth paragraph under the heading "THE TENDER OFFER--1. Terms of the Offer; Expiration Date" and replace them with the following:

       Subject to the applicable rules and regulations of the Commission, Castle Creek expressly reserves the right, at any time and from time to time, to extend the Offer and postpone acceptance for payment of any Units by giving oral or written notice of such amendment, extension or waiver to the Depositary. During any such extension all Units previously tendered and not properly withdrawn will remain subject to any such extension and will remain subject to the Offer, subject to the right of a tendering Unitholder to withdraw such Unitholder's Units.

Item 3.  Past Contacts, Transactions or Negotiations

 Item 3(b) of the Schedule 14D-1 is hereby amended to add the following information:

 On February 22, 1999, Castle Creek sent a letter to BCLP requesting, pursuant to the partnership agreement of BCLP and Delaware law, a list of holders of BCLP Units. By correspondence dated February 23, 1999, BCLP authorized its transfer agent to provide the requested information to Castle Creek, at Castle Creek's expense.


Item 9.  Financial Statements of Certain Bidders

 Item 9 of the Schedule 14D-1 is hereby amended to incorporate by reference Castle Creek's consolidated financial statements and notes thereto as of June 30, 1998, set forth in response to Item 8 and Item 14(a)1 of the Annual Report on Form 10-K for the year ended June 30, 1998 of Castle Creek (File No. 333-50367-02), which was filed with the Securities and Exchange Commission on September 28, 1998.

Item 11.  Material to be Filed as Exhibits

 Item 11 of Schedule 14D-1 is amended and supplemented by adding the following exhibit:

 (a)(9) Press Release, dated February 22, 1999, issued by Castle Creek
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                                   SIGNATURE

 After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 23, 1999
                                      CASTLE CREEK PARTNERS, L.P.

                                      By:  Castle Creek Partners GP, Inc.
                                      Its: General Partner

                                      /s/  Richard G. Pond
                                      ------------------------------
                                      By:  Richard G. Pond
                                      Its:  Executive Vice President
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                                 EXHIBIT INDEX



                                                                                                        Sequentially
 Exhibit                                                                                                   Numbered
  Number                                            Exhibit Index                                            Page
 -------                                            -------------                                        ------------
 (a)(1)         Offer to Purchase, dated January 13, 1999                                                      *
 (a)(2)         Letter of Transmittal                                                                          *
 (a)(3)         Notice of Guaranteed Delivery                                                                  *
 (a)(4)         Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees               *
 (a)(5)         Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and           *
                Other Nominees
 (a)(6)         Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9          *
 (a)(7)         Form of Summary Advertisement, dated January 13, 1999                                          *
 (a)(8)         Press Release, dated January 13, 1999 issued by Castle Creek                                   *
 (a)(9)         Press Release, dated February 22, 1999, issued by Castle Creek
 (b)            None
 (c)            None
 (d)            None
 (e)            Not Applicable
 (f)            None

*Previously filed.